Filed by Danka Business Systems PLC
                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933
                                             For:  Danka Business Systems PLC
                                             Commission File No.:  333-55914

Danka Business Systems PLC
Masters House
107 Hammersmith Road
London W14 0QH England
Incorporated in England and Wales with
registered number 1101386

                                                                   March 8, 2001

To Holders of Danka Business Systems PLC 6.75% Convertible Subordinated Notes Due April 1, 2002:

         The purpose of this letter is to remind you of certain important information regarding our pending offer to acquire all of our outstanding $200,000,000 principal amount of 6.75% Convertible Subordinated Notes Due April 1, 2002 (CUSIP Nos. G2652NAA7, 236277AA7 and 236277AB5).

         If you want to participate in the offer, you must make the necessary arrangements promptly. In particular, if your old 6.75% notes are held through a broker, dealer, bank, trust company or other nominee, you will need to instruct that firm to tender the notes on your behalf. Since this procedure may take a considerable amount of time, you should give these instructions as soon as possible.

         The offer expires at 5:00 p.m., New York City time, on March 20, 2001, subject to satisfaction or waiver of certain conditions, and unless extended.

         You can choose to exchange your old 6.75% notes for cash, new 9% senior subordinated notes or new 10% subordinated notes.

o If you choose cash, you will receive $400 in cash for each $1,000 principal amount of your old 6.75% notes, plus accrued and unpaid interest in cash. However, we will purchase no more than a total of $40 million total principal amount of old notes for cash, as described below.

o If you choose new 9% senior subordinated notes, you will receive $500 principal amount of our new 9% senior subordinated notes due 2004 for each $1,000 principal amount of your old 6.75% notes, plus accrued and unpaid interest in cash.

o If you choose new 10% subordinated notes, you will receive $1,000 principal amount of our new 10% subordinated notes due 2008 for each $1,000 principal amount of your old 6.75% convertible subordinated notes, plus accrued and unpaid interest in cash.

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          If the exchange offer is unsuccessful, it is highly unlikely that we will be able to refinance our senior bank debt, which currently amounts to more than $550 million. This, in turn, could have a number of material adverse consequences for holders of our old 6.75% notes, including the following:

o        The sale of our outsourcing division, Danka Services International
         (DSI), may not take place and we would be unable to reduce our senior bank debt with proceeds from the sale.

o We would be prohibited from making any payment of principal or interest on our old 6.75% notes until all of our senior bank debt, which currently amounts to more than $550 million, is
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         paid in full.

o We may be unable to obtain additional waivers from our bank group of the financial covenants contained in our senior credit facility. Without these waivers, we would be in default of our credit facility. If our senior lenders exercise their right to accelerate their debt, we would be unable to pay the accelerated indebtedness. In that event, we expect that owners of our old 6.75% notes would only receive repayment of little or none of the principal amount of their notes.
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         As many of you know, the copier industry is undergoing profound changes, in particular as a result of the transition from analog to digital equipment. Currently, we and a number of our major competitors are experiencing significant financial difficulties caused by a dangerous combination of too much debt and too little profits. In our case, we have incurred losses from operations of approximately $100 million over the last four fiscal quarters. During the same period, our common stock has lost over 90% of its value. We are highly leveraged, with more than $750 million of total senior and subordinated debt as of December 31, 2000 supported by approximately $104 million of EBITDA (our earnings before interest, income taxes, depreciation and amortization) for the 12 months ending December 31, 2000.

         Our Board of Directors has determined that, in order to continue to be a viable competitor in our market, we need to refinance and reduce our indebtedness. Accordingly, we are making this exchange offer as part of a three-part strategic plan. First, we intend to sell DSI. We anticipate that we will close the sale of DSI during our next fiscal quarter, but we cannot assure you that we will do so. Second, we intend to refinance our senior bank debt, which currently amounts to more than $550 million, with proceeds from the DSI sale and from new senior credit facilities. Third, we are making this exchange offer in order to refinance our old 6.75% notes. We intend to complete all three of these transactions at the same time.

         The exchange offer is subject to certain conditions, including the sale of DSI, the refinancing of our existing senior bank debt, the consent of certain parties to our synthetic lease arrangements, and participation by holders of at least 95% of the old 6.75% notes.

         Any old 6.75% notes that remain outstanding after completion of the exchange offer will rank junior in right of payment to our senior bank debt, which currently amounts to more than $550 million. Any remaining old 6.75% notes will also rank junior in right of payment to up to $100 million of new 9% notes, up to $200 million of new 10% notes, and any other existing or future senior or subordinated debt. If we default on the old notes, we could be prohibited from making any payment on the old notes until all our senior debt, including our bank debt and the new notes, has been paid in full.

         If holders of more than $40 million total principal amount of old 6.75% notes elect to sell their notes for cash, we will not have enough cash to pay for all the old 6.75% notes that holders elect to sell. In that case, we will purchase a total of $40 million principal amount of old notes for cash and we will exchange $500 in principal amount of new 9% senior subordinated notes for every $1,000 in principal amount of the balance of old notes tendered for cash. All holders who elect to receive cash will be treated equally in this process.

         The offer expires at 5:00 p.m., New York City time, on March 20, 2001, subject to satisfaction or waiver of certain conditions, and unless extended.

         The terms of the offer are contained in our Preliminary Prospectus and Exchange Offer, which was sent to you previously. If you need a copy of the Preliminary Prospectus or need assistance in making arrangements to tender your old 6.75% notes, please call the Information Agent for the offer, D.F. King & Co., at (800) 769-4414. If you have any questions about the offer, please call the Dealer Manager for the offer, Banc of America Securities LLC, at (888) 292-0070.

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         We appreciate your consideration of our offer.

                                                     Sincerely,

                                                     /s/ P. Lang Lowrey III

                                                     P. Lang Lowrey III
                                                     Chief Executive Officer



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Where to obtain additional information:

         Noteholders are urged to read the preliminary prospectus and relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information about Danka and the exchange offer, including the complete terms of the offer, the terms of the new notes, and other related matters.

         Copies of the preliminary prospectus and related documents and other information may be obtained for free at the Securities and Exchange Commission website. The address of the site is http://www.sec.gov. You may request free copies of the documents that we have filed with the Securities and Exchange Commission by contacting us. Requests should be directed to: Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716 Attn:
Treasurer, Telephone: (727) 578-4766.

         A registration statement relating to the new 9% senior subordinated notes and new 10% subordinated notes has been filed with the Securities and Exchange Commission but has not yet become effective. The new 9% senior subordinated notes and the new 10% subordinated notes may not be sold nor may tenders be accepted prior to the time the registration statement has become effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the new notes in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.